As filed with the Securities and Exchange Commission on June 16, 2008

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4

                                       TO

                                   FORM N-8B-2

                               FILE NO. 811-21056

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                           ADVISORS DISCIPLINED TRUST
              (and Subsequent Trusts and Similar Series of Trusts)












              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES










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I.   ORGANIZATION AND GENERAL INFORMATION

     1. (b) Furnish title of each class or series of securities issued by the trust.

          Advisors Disciplined Trust (and Subsequent Trusts and Similar Series of Trusts)

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

          Advisors Asset Management, Inc. (the "Depositor")
          18925 Base Camp Road
          Monument, Colorado 80132
          Internal Revenue Service Employer Identification Number is: 20-0532180

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

          Advisors Asset Management, Inc.
          18925 Base Camp Road
          Monument, Colorado  80132
          Internal Revenue Service Employer Identification Number is: 20-0532180


     7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

          Former Name                                Approximate Date of Change
          ---------------------------------------------------------------------

          Matrix Unit Trust (and Subsequent Trusts           May 28, 2004
          and Similar Series of Trusts)

          Advisor's Disciplined Trust (and Subsequent       June 16, 2008
          Trusts and Similar Series of Trusts)

     24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

          Advisors Asset Management, Inc., the Depositor, also serves as Evaluator and Supervisor for the Trusts. Reference is made to information provided in answer to Item 13(a).



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III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

     25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

          Advisors Asset Management, Inc. is a Delaware corporation that was originally organized as a limited partnership under the laws of Texas on December 29, 2003, converted to a Delaware corporation as of January 1, 2008 and changed its name from Fixed Income
          Securities, Inc. to Advisors Asset Management, Inc. effective
          June 16, 2008.
























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                                    EXHIBITS

The following exhibits are filed herewith:

Exhibit A(6)(a)

     Certificate of Incorporation and Certificate of Amendment of Certificate of Incorporation of the Depositor.



























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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, Fixed Income Securities, Inc., the Depositor of the registrant, has caused this Amendment No. 4 to the registration statement to be duly signed on behalf of the registrant in the city of Wichita and state of Kansas on the 16th day of June 2008.

                                ADVISOR'S DISCIPLINED TRUST

                                By:  ADVISORS ASSET MANAGEMENT, INC.
                                      DEPOSITOR


                                By:         /s/ ALEX R. MEITZNER
                                   --------------------------------------------
                                           Alex R. Meitzner
                                        Senior Vice President


















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